Subsidiaries of the Company

	Baytron, Inc.
	Connection Technology, Ltd.
	Dimensional Oil Field Services, Inc.
	F. & F. Wireline Service, Inc.
	Fastorq, Inc.
	Nautilus Pipe & Tool Rental, Inc.
	Superior Bearing & Machine Works, Inc.
	Oil Stop, Inc.
	Superior Fishing & Rental, Inc.
	Superior Well Service, Inc.
	Tong Rentals and Supply Company, Inc.
	1105 Peters Road, Inc.
	1209 Peters Road, Inc.